FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2007

Commission File No. 000-49760

MEGAWEST ENERGY CORP.

(Translation of registrant's name into English)

Suite 800, 926 - 5th Ave S.W., Calgary, Alberta, Canada T2P 0N7

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

News Release

MegaWest Energy Announces Combined Independent and Management High Estimate of 2 Billion Barrels of Gross Original Resources (OOIP)

Calgary, Alberta; December 11, 2007 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company (OTC BB: MGWSF) (Cusip: #585168 107), specializing in non-conventional oil and gas projects with a focus on North American heavy oil, today announced that GLJ Petroleum Consultants (“GLJ”), has completed an independent engineering report of the reserves and resources associated with certain of its key projects. The combined GLJ and Management high estimate of combined recoverable Reserves, Contingent Resource and Prospective Resource is 332 million barrels out of a high estimate of Gross Original Resource (OOIP) of over 2 Billion barrels.

GLJ has independently estimated the oil reserves and resources attributable to MegaWest’s interests in its Chetopa Kansas Project, the Upper Warner Sand at its Deerfield Missouri Project and the Big Clifty Sand at its Kentucky Reserves Project, encompassing only 43,982 of the total 111,514 mineral acres leased by MegaWest. Volume estimates have been completed, with Net Present Value estimates to be finalized at fiscal year-end. The GLJ reserves and resource estimates were prepared in accordance with the requirements of Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Capitalized terms related to reserve and resource classifications used in this press release are based on the definitions and guidelines in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”).

GLJ Reserves and Resource Estimates

•	Total high estimate (P10) Gross Original Resource (OOIP) is 983 million barrels
•	Total best estimate (P50) Gross Original Resource (OOIP) is 709 million barrels
•	Total high estimate recoverable resource is 210 million barrels. This includes:
•	Proved plus Probable plus Possible Reserves of 0.84 million barrels
•	High estimate (P10) Contingent Resource of 131 million barrels, and
•	High estimate (P10) Prospective Resource of 78 million barrels
•	Total best estimate recoverable resource is 123 million barrels. This includes:
•	Proved plus Probable Reserves of 0.35 million barrels
•	Best estimate (P50) Contingent Resource of 77 million barrels, and
•	Best estimate (P50) Prospective Resource of 46 million barrels

The results of the independent third party GLJ estimates are presented in Appendix A in Tables 2 and 4. The portion classified as resources has not been classified as reserves at this time, pending further delineation drilling, development planning, project design and receipt of regulatory approvals. Criteria other than economics may require classification as resources rather than reserves. Contingencies affecting the classification as reserves versus resources relate to the following issues as detailed in COGE Handbook: ownership considerations, drilling requirements, testing requirements, regulatory considerations, infrastructure and market considerations, timing of production and development, and economic requirements. There is no certainty that any portion of contingent resources will be commercially viable to produce. There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

Management Estimates

In addition to the GLJ estimated resources, MegaWest has identified the presence of oil accumulations in the Blue Jacket Sand at its Deerfield Missouri Project and in the Tar Springs and Hardinsburg Sands at the Kentucky Reserves Project not included in the GLJ report. MegaWest also has an interest in over 67,500 acres of leases in its Trinity Sands Texas and Big Sky Montana projects, which also have not been evaluated by GLJ at this time. Independent third party reserve and resource estimates will be completed on these resources after the initial round of exploration drilling and analysis is completed in each area.

MegaWest’s management has undertaken a statistical estimate of the resource potential of the zones and projects which have not been completed by GLJ and these results are presented in the Appendix A, Tables 3 and 5. Table 1 in Appendix A presents MegaWest’s mineral lease ownership in the various areas.

Combining the GLJ results with Management estimates indicates:

•	Total high estimate (P10) Original Resource (OOIP) is 2.004 billion barrels. This includes:
•	GLJ high estimate (P10) Original Resource is 983 million barrels
•	Management high estimate (P10) Original Resource is 1.021 billion barrels
•	Total best estimate (P50) Original Resource (OOIP) is 1.228 billion barrels. This includes:
•	GLJ best estimate (P10) Original Resource is 709 million barrels
•	Management high estimate (P10) Original Resource is 519 million barrels
•	Total high estimate recoverable resource is 332 million barrels. This includes:
•	GLJ Proved plus Probable plus Possible Reserves of 0.84 million barrels
•	GLJ High estimate (P10) Contingent Resource of 131 million barrels, and
•	GLJ High estimate (P10) Prospective Resource of 78 million barrels
•	Management estimate (P10) Prospective Resource of 122 million barrels
•	Total best estimate recoverable resource is 171 million barrels. This includes:
•	GLJ Proved plus Probable Reserves of 0.35 million barrels
•	GLJ Best estimate (P50) Contingent Resource of 77 million barrels, and
•	GLJ Best estimate (P50) Prospective Resource of 46 million barrels
•	Management Best estimate (P50) Prospective Resource of 48 million barrels

Additional potential exists in MegaWest’s 37.5% interest in the deep gas rights underlying 35,217 acres of the Kentucky leases and its interest in the deep gas rights on 22,903 acres in the Texas Trinity Sands Project leases. This additional potential has not been estimated by MegaWest’s management at this time and is not included in the figures shown above.

MegaWest owns or has the right to earn an interest in over 110,000 acres in Kansas, Missouri, Kentucky, Texas and Montana. MegaWest’s strategy is to grow shareholder value through the selective acquisition of projects with large resource potential located in the vicinity of existing infrastructure and the application of emerging and proven commercial developments in thermal recovery technologies. Delineation drilling and the completion of thermal and enhanced recovery production demonstration projects may increase the value of the unconventional heavy oil resources in each of its core areas.

ON BEHALF OF THE BOARD OF DIRECTORS

George T. Stapleton, II, President & CEO

For further information please visit the Company’s Website at www.megawestenergy.com.

Investor Relations:

David Sealock	Mike Parker
1 (877) 984-6342	1 (888) 506-7979
Email: info@megawestenergy.com	MParker@sweetwatercapital.net

Forward-Looking Statement Disclaimer

This document contains statements about expected or anticipated future events and financial results that are forward-looking in nature and as a result, are subject to certain risks and uncertainties, such as general economic, market and business conditions, the regulatory process and actions, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the actual presence or recoverability of estimated oil and gas resources, the occurrence of unexpected events, and the Company's capability to execute and implement its future plans. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and on Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.

BRITISH COLUMBIA

ALBERTA

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

MegaWest Energy Corp. (the "Company")

Suite 800, 926 – 5th Avenue S.W.

Calgary, Alberta, Canada T2P 0N7

Item 2.	Date of Material Change(s)

December 11, 2007.

Item 3.	News Release

The Company’s news release dated December 11, 2007 was disseminated by Market Wire on December 11, 2007.

Item 4.	Summary of Material Change

The Company announces that GLJ Petroleum Consultants (“GLJ”), has completed an independent engineering report of the reserves and resources associated with certain of its key projects. The combined GLJ and Company management high estimate of combined recoverable Reserves, Contingent Resource and Prospective Resource is 332 million barrels out of a high estimate of Gross Original Resource (OOIP) of over 2 Billion barrels.

GLJ has independently estimated the oil reserves and resources attributable to the Company’s interests in its Chetopa Kansas Project, the Upper Warner Sand at its Deerfield Missouri Project and the Big Clifty Sand at its Kentucky Reserves Project, encompassing only 43,982 of the total 111,514 mineral acres leased by the Company. Volume estimates have been completed, with Net Present Value estimates to be finalized at fiscal year-end. The GLJ reserves and resource estimates were prepared in accordance with the requirements of Canadian National Instrument 51-101 (Standards of Disclosure for Oil and Gas Activities).

Item 5.	Full Description of Material Change
5.1	Full Description of Material Change

See attached News Release.

5.2	Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

For further information, please contact George Orr, Chief Financial Officer of the Company, at 604.737.1015.

Item 9.	Date of Report

This report is dated December 11, 2007.

News Release

MegaWest Energy Announces Combined Independent and Management High Estimate of 2 Billion Barrels of Gross Original Resources (OOIP)

Calgary, Alberta; December 11, 2007 – MegaWest Energy Corp., (the “Company” or “MegaWest”), an independent oil and gas company (OTC BB: MGWSF) (Cusip: #585168 107), specializing in non-conventional oil and gas projects with a focus on North American heavy oil, today announced that GLJ Petroleum Consultants (“GLJ”), has completed an independent engineering report of the reserves and resources associated with certain of its key projects. The combined GLJ and Management high estimate of combined recoverable Reserves, Contingent Resource and Prospective Resource is 332 million barrels out of a high estimate of Gross Original Resource (OOIP) of over 2 Billion barrels.

GLJ has independently estimated the oil reserves and resources attributable to MegaWest’s interests in its Chetopa Kansas Project, the Upper Warner Sand at its Deerfield Missouri Project and the Big Clifty Sand at its Kentucky Reserves Project, encompassing only 43,982 of the total 111,514 mineral acres leased by MegaWest. Volume estimates have been completed, with Net Present Value estimates to be finalized at fiscal year-end. The GLJ reserves and resource estimates were prepared in accordance with the requirements of Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). Capitalized terms related to reserve and resource classifications used in this press release are based on the definitions and guidelines in the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”).

GLJ Reserves and Resource Estimates

•	Total high estimate (P10) Gross Original Resource (OOIP) is 983 million barrels
•	Total best estimate (P50) Gross Original Resource (OOIP) is 709 million barrels
•	Total high estimate recoverable resource is 210 million barrels. This includes:
•	Proved plus Probable plus Possible Reserves of 0.84 million barrels
•	High estimate (P10) Contingent Resource of 131 million barrels, and
•	High estimate (P10) Prospective Resource of 78 million barrels
•	Total best estimate recoverable resource is 123 million barrels. This includes:
•	Proved plus Probable Reserves of 0.35 million barrels
•	Best estimate (P50) Contingent Resource of 77 million barrels, and
•	Best estimate (P50) Prospective Resource of 46 million barrels

The results of the independent third party GLJ estimates are presented in Appendix A in Tables 2 and 4. The portion classified as resources has not been classified as reserves at this time, pending further delineation drilling, development planning, project design and receipt of regulatory approvals. Criteria other than economics may require classification as resources rather than reserves. Contingencies affecting the classification as reserves versus resources relate to the following issues as detailed in COGE Handbook: ownership considerations, drilling requirements, testing requirements, regulatory considerations, infrastructure and market considerations, timing of production and development, and economic requirements. There is no certainty that any portion of contingent resources will be commercially viable to produce. There is no certainty that any portion of the prospective resources will be discovered. If discovered, there is no certainty that it will be commercially viable to produce any portion of the resources.

Management Estimates

In addition to the GLJ estimated resources, MegaWest has identified the presence of oil accumulations in the Blue Jacket Sand at its Deerfield Missouri Project and in the Tar Springs and Hardinsburg Sands at the Kentucky Reserves Project not included in the GLJ report. MegaWest also has an interest in over 67,500 acres of leases in its Trinity Sands Texas and Big Sky Montana projects, which also have not been evaluated by GLJ at this time. Independent third party reserve and resource estimates will be completed on these resources after the initial round of exploration drilling and analysis is completed in each area.

MegaWest’s management has undertaken a statistical estimate of the resource potential of the zones and projects which have not been completed by GLJ and these results are presented in the Appendix A, Tables 3 and 5. Table 1 in Appendix A presents MegaWest’s mineral lease ownership in the various areas.

Combining the GLJ results with Management estimates indicates:

•	Total high estimate (P10) Original Resource (OOIP) is 2.004 billion barrels. This includes:
•	GLJ high estimate (P10) Original Resource is 983 million barrels
•	Management high estimate (P10) Original Resource is 1.021 billion barrels
•	Total best estimate (P50) Original Resource (OOIP) is 1.228 billion barrels. This includes:
•	GLJ best estimate (P10) Original Resource is 709 million barrels
•	Management high estimate (P10) Original Resource is 519 million barrels
•	Total high estimate recoverable resource is 332 million barrels. This includes:
•	GLJ Proved plus Probable plus Possible Reserves of 0.84 million barrels
•	GLJ High estimate (P10) Contingent Resource of 131 million barrels, and
•	GLJ High estimate (P10) Prospective Resource of 78 million barrels
•	Management estimate (P10) Prospective Resource of 122 million barrels
•	Total best estimate recoverable resource is 171 million barrels. This includes:
•	GLJ Proved plus Probable Reserves of 0.35 million barrels
•	GLJ Best estimate (P50) Contingent Resource of 77 million barrels, and
•	GLJ Best estimate (P50) Prospective Resource of 46 million barrels
•	Management Best estimate (P50) Prospective Resource of 48 million barrels

Additional potential exists in MegaWest’s 37.5% interest in the deep gas rights underlying 35,217 acres of the Kentucky leases and its interest in the deep gas rights on 22,903 acres in the Texas Trinity Sands Project leases. This additional potential has not been estimated by MegaWest’s management at this time and is not included in the figures shown above.

MegaWest owns or has the right to earn an interest in over 110,000 acres in Kansas, Missouri, Kentucky, Texas and Montana. MegaWest’s strategy is to grow shareholder value through the selective acquisition of projects with large resource potential located in the vicinity of existing infrastructure and the application of emerging and proven commercial developments in thermal recovery technologies. Delineation drilling and the completion of thermal and enhanced recovery production demonstration projects may increase the value of the unconventional heavy oil resources in each of its core areas.

ON BEHALF OF THE BOARD OF DIRECTORS

George T. Stapleton, II, President & CEO

For further information please visit the Company’s Website at www.megawestenergy.com.

Investor Relations:

David Sealock	Mike Parker
1 (877) 984-6342	1 (888) 506-7979
Email: info@megawestenergy.com	MParker@sweetwatercapital.net

Forward-Looking Statement Disclaimer

This document contains statements about expected or anticipated future events and financial results that are forward-looking in nature and as a result, are subject to certain risks and uncertainties, such as general economic, market and business conditions, the regulatory process and actions, technical issues, new legislation, competitive and general economic factors and conditions, the uncertainties resulting from potential delays or changes in plans, the actual presence or recoverability of estimated oil and gas resources, the occurrence of unexpected events, and the Company's capability to execute and implement its future plans. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbour for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

The risks and uncertainties that could affect future events or the Company's future financial performance are more fully described in the Company's quarterly reports (on Form 6-K filed in the US and on Form 51-102F1 filed in Canada), the Company's annual reports (on Form 20-F filed in the US and Canada) and the other recent filings in the US and Canada. These filings are available at www.sec.gov in the US and www.sedar.com in Canada.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEGAWEST ENERGY CORP.

Per: /s/ George Orr

F. George Orr

Chief Financial Officer and Director

(Principal Financial Officer)

Dated: December 18, 2007

CW1574808.1